 Filed pursuant to Rule 424(b)(3)
 File No. 333-264628
FS CREDIT REAL ESTATE INCOME TRUST, INC.
Supplement dated July 17, 2025
to
Prospectus dated April 11, 2025
This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 11, 2025 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.
You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.
The purposes of this Supplement are as follows:
•
to disclose the transaction price for each class of our common stock as of August 1, 2025;

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to disclose the calculation of our June 30, 2025 net asset value (“NAV”) per share for all share classes;

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to provide a market update;

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to provide updates to our portfolio and our business;

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to disclose certain updates to our Prospectus; and

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to provide an update to the status of our current public offering;

August 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:
Transaction Price (per share)
Class S	$24.9464
Class T	$24.7024
Class D	$24.7509
Class M	$24.8097
Class I	$24.0308
Class F*	$25.2702
Class Y*	$24.0070

*
We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2025. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2025 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
June 30, 2025 NAV per Share
Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2025.
The following table provides a breakdown of the major components of our total NAV as of June 30, 2025 (dollar amounts in thousands):
Components of NAV	June 30, 2025
Loans receivable	$7,459,102
Investment in real estate	571,993
Mortgage-backed securities held-to-maturity	128,370
Mortgage-backed securities, at fair value	472,833
Cash and cash equivalents	60,284
Restricted cash	30,170
Other assets	191,481
Collateralized loan obligation, net of deferred financing costs	(3,135,910)
Repurchase agreements payable, net of deferred financing costs	(1,787,524)
Credit facility payable, net of deferred financing costs	(840,147)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(1,816)
Other liabilities	(92,230)
Net asset value	$2,931,906
Number of outstanding shares	119,351,012

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2025, we accrued under GAAP $92,300 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2025 (dollar amounts in thousands, except per share data):
NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,614,066	$19,417	$9,963	$96,817	$1,156,504	$14,885	$20,254	$2,931,906
Number of outstanding shares	64,701,459	786,027	402,519	3,902,387	48,125,931	589,031	843,658	119,351,012
NAV per Share as of June 30, 2025	$24.9464	$24.7024	$24.7509	$24.8097	$24.0308	$25.2702	$24.0070
Market Update
Treasury yields retraced nearly all of their May gains in June, falling across the curve as investors pulled forward expectations for Fed rate cuts in response to soft consumer and manufacturing data. The 2-year yield fell 18bps, while the 10-year yield declined 17bps. The Bloomberg U.S. Aggregate Index returned 1.54% in June. However, the Agg remains down -0.73% over the past five years amid persistent interest rate volatility.

Following several months of resilience, CRE deal volume and pricing declined in May amid mounting economic, trade and geopolitical uncertainty weighed on investor confidence.
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Deal volume fell -11% in May year-over-year, with declines across all major property types except office.1 Industrial and hotel sectors more exposed to trade-related uncertainty each saw annual volumes decline -26%.1 Office volume, however, rose 41%, likely benefiting from lower pricing that is narrowing the gap between buyer demands and seller expectations.1

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The RCA CPPI National All-Property Index posted a mild -1.0% year-over-year decline in May.1 While pricing has been largely resilient amid macro uncertainty, this marked the Index’s fifth straight monthly drop, suggesting the nascent price recovery may be stalling.1

Against this backdrop, market sentiment has declined across multiple fronts. The CREFC CRE Sentiment Index, a quarterly survey tracking shifts in CRE market conditions, recorded its second-largest decline on record in Q1 2025, while the Pension Real Estate Association (PREA) Consensus Forecast, which measures leading real estate investment firms’ expectations for CRE returns by year, fell 80bps, reflecting heightened concerns around tariffs and broader macro uncertainty.
Despite the significant headwinds, fundamentals across most property types remain supportive. The market is heading into a multiyear supply deficit, further complicated by tariffs, that could meaningfully reshape the outlook.
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Against this backdrop, multifamily and industrial completions are expected to plunge in 2025, while supply growth in retail and office remains virtually nonexistent.

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Meanwhile net operating income and occupancy remain healthy across all property types, excluding office, where softness persists.

While macro uncertainty may continue to drive volatility, we believe limited new supply and sustained demand for space will support a rebound in rent growth across most sectors, enabling property owners to resume income growth.
Additionally, the need for capital to refinance maturing loans is substantial. Roughly $2 trillion in CRE debt — about a third of all outstanding — will mature by the end of 2027. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance Update
We generated positive total returns across all share classes in June. Distributions paid during the month positively contributed to performance while unrealized depreciation across select equity positions detracted from performance. As a result, our NAV declined by approximately $0.03 per share across all share classes in June.
We delivered 63 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment.
The current annualized distribution rate is 7.69% for Class I shares, 7.16% for Class D shares, 7.14% for Class M shares, 6.55% for Class S shares and 6.62% for Class T shares, based on the August 1, 2025 transaction price.
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The tax equivalent distribution rate is 8.59% for Class I shares, 8.00% for Class D shares, 7.98% for Class M shares, 7.32% for Class S shares and 7.40% for Class T shares, based on the August 1, 2025 transaction price.2

1
MSCI Real Capital Analytics, as of May 2025, latest data available.

2
Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.59% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.69% under the new tax law. The distribution rates quoted assume a 37% tax bracket. Certain provisions of the Tax Cuts and Jobs Act of 2017 are set to expire by the end of 2025.

We delivered a high level of excess income over short-term rates on a nominal and real basis.
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Based on the Class I share, our annualized distribution rate of 7.69% is 334 basis points (bps) above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3

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Our tax-equivalent annualized distribution rate is 424bps over 3-month T-bills, or 3.0x higher compared to T-bills when comparing real yields/distribution rates.3

As a senior lender, our loans have first claim on rental income ahead of equity holders and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. Approximately 85% of our portfolio is comprised of private senior loans that are held to maturity at amortized cost, subject to impairment. Therefore, the NAV is determined primarily on fundamental value rather than market sentiment.
Investment Highlights
In June, we closed on three loans totaling $183.4 million secured by an industrial property and two multifamily properties, including a $135.1 million loan to refinance a newly built, 27-story, 327-unit class A+ high-rise apartment building in the Lincoln Park neighborhood of Chicago. The property is regarded as one of the top two residential buildings in one of Chicago’s most attractive neighborhoods. It features unobstructed views, best-in-class amenities, including a rooftop pool, hot tub, fitness area, 24-hour concierge, outdoor lounge space, washer/dryer in-unit, and a parking garage, among others. The property is 91% leased in a neighborhood that has seen very little new supply over in the past 12 months.
Portfolio Highlights
As of June 30, 2025, the portfolio was weighted to multifamily (53%), followed by hospitality (15%) and industrial (11%).
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The portfolio’s allocation reflects our view that these sectors are well-positioned to benefit from long-term structural trends such as the record-high cost of homeownership (multifamily), steady consumer and business travel (hospitality), and continued demand for technologically advanced warehouse space (industrial).

Assets on nonaccrual represented 3.09% of the portfolio as of June 30, 2025.
We believe our portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
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Continued strong performance of portfolio.   We have generated positive total returns in 88 out of 90 months; its largest monthly drawdown was just -0.27% in March 2020.

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Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

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High level of equity cushion beneath our loans.   As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline.

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Relative level of income above cash yields.   While our distribution rate is influenced by the level and direction of short-term rates, we take a long-term approach to setting our distribution. Our distribution policy considers the forward secured overnight financing rate (SOFR) curve, our borrowings, the pace of our capital raise, the expected timing of potential new originations as well as paydowns and prepayments, among other factors. Our distributions have not historically adjusted in lockstep with changes in interest rates.

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Deep experience of FS Investments and Rialto managing through CRE market cycles.   We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.

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Geographically diversified composition of our $8.9 billion portfolio, weighted to multifamily properties.

3
Three-month T-bill yield as of July 15, 2025.

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Available liquidity for new investments.   We have maintained a strong liquidity profile which — when combined with proceeds from our continuous offering, and the natural turnover of the portfolio — allows us to remain a capital provider.

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The long-term nature of our borrowings, as approximately 85% of our borrowings are financed through match-term, non-mark-to-market facilities, which help reduce the portfolio’s volatility through changing rate environments, manage risk and drive returns.

Prospectus Updates
The following supplements the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the prospectus.
The One Big Beautiful Bill Act
On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act, or the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using “excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries, or TRSs, from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets. You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.
Future Tax Legislation
Future changes to the tax laws are possible. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits, or other tax benefits, or make other changes that may adversely affect our business, cash flows, or financial performance or the tax impact to you of an investment in our common stock.
Status of our Offering
We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) [63,108,933] shares of our common stock (consisting of 30,284,860 Class S shares, 30,242,526 Class I shares, 284,556 Class T shares, 304,231 Class D shares, and 1,992,759 Class M shares) in the primary offering for total proceeds of $1.56086 billion and (ii) 10,775,861 shares of our common stock (consisting of 5,629,785 Class S shares, 4,730,582 Class I shares, 85,255 Class T shares, 38,316 Class D shares, and 291,924 Class M shares) pursuant to our distribution reinvestment plan for a total value of $265.92 million.